SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2014 – December 31, 2014) filed with the Tokyo Stock Exchange on Thursday January 29, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 29, 2015	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President and Chief Financial Officer
ORIX Corporation

Consolidated Financial Results

April 1, 2014 – December 31, 2014

January 29, 2015

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Consolidated Financial Results from April 1, 2014 to December 31, 2014

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2014

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1
							Net Income
							Attributable to
							ORIX
	Total	Year-on-Year	Operating	Year-on-Year	Income before	Year-on-Year	Corporation	Year-on-Year
	Revenues	Change	Income	Change	Income Taxes*2	Change	Shareholders	Change
December 31, 2014	1,574,020	67.6%	211,165	32.5%	281,667	57.3%	186,724	58.0%
December 31, 2013	938,886	20.7%	159,342	31.9%	179,111	32.9%	118,177	31.1%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥220,909 million for the nine months ended December 31, 2014 (year-on-year change was a 44.2% increase) and ¥153,181 million for the nine months ended December 31, 2013 (year-on-year change was a 41.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2014	142.61	142.41
December 31, 2013	93.97	90.69

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2014	11,379,485	2,302,644	2,106,393	18.5%
March 31, 2014	9,069,392	2,095,178	1,918,740	21.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2014	23.00
March 31, 2015	33.00 (forecast)

3. Targets for the Year Ending March 31, 2015 (Unaudited)

		Year-on-Year	Net Income Attributable to	Year-on-Year	Basic
Fiscal Year	Total Revenues	Change	ORIX Corporation Shareholders	Change	Earnings Per Share
March 31, 2015	2,100,000	59.3%	215,000	15.1%	164.23

*Note 4:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - ( Hartford Life Insurance K.K. ) Exclusion - None ( )

*Note 5:	For details, please see “(1) Changes in Significant Consolidated Subsidiaries” in Section 2 “Others” on page 8.

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( x ) No ( )

*Note 6:	For details, please see “(3) Changes in Accounting Principles, Procedures and Disclosures” in Section 2 “Others” on page 8.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,323,639,628 as of December 31, 2014, and 1,322,777,628 as of March 31, 2014.

2. The number of treasury stock shares was 12,905,567 as of December 31, 2014, and 13,333,334 as of March 31, 2014.

3. The average number of outstanding shares was 1,309,295,023 for the nine months ended December 31, 2014, and 1,257,563,252 for the nine months ended December 31, 2013.

The Company’s shares held through the Trust for Officer’s Compensation Board Incentive Plan (2,153,800 shares) are not included in number of treasury stock shares as of the end of the period, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of equity per share, basic and diluted earnings per share.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Nine-Month Period Ended December 31, 2014

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Total Revenues	(millions of yen)	938,886	1,574,020	635,134	68%
Total Expenses	(millions of yen)	779,544	1,362,855	583,311	75%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	179,111	281,667	102,556	57%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	118,177	186,724	68,547	58%
Earnings Per Share
(Basic)	(yen)	93.97	142.61	48.64	52%
(Diluted)	(yen)	90.69	142.41	51.72	57%
ROE (Annualized)	(%)	9.0	12.4	3.4	—
ROA (Annualized)	(%)	1.84	2.44	0.60	—

Note:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

Economic Environment

In the United States, with recovery in consumer spending and improvement in the job market, quantitative easing program has ended, and the uncertainty now centers on the timing of the Fed’s interest rate increases. Meanwhile, with new monetary easing measures being introduced in Japan and Europe, we are seeing dissimilarities among the monetary policies adopted by different countries.

In Japan, capital expenditures are recovering and companies that benefit from weaker yen are achieving record profits. Meanwhile, consumer spending is losing momentum following the consumption tax hike that went into effect in April 2014, and there are concerns that the recent negative GDP growth rate result may linger. Furthermore, with impacts of the Chinese economy slowing down and the sharp decline in oil prices, economic environments both inside and outside of Japan continue to exhibit signs of instability and imbalance.

Overview of Business Performance (April 1, 2014 to December 31, 2014)

Total revenues for the nine-month period ended December 31, 2014 (hereinafter, “the third consolidated period”) increased 68% to ¥1,574,020 million compared to ¥938,886 million during the same period of the previous fiscal year. In addition to an increase in operating leases revenues, which resulted principally from expansion in the domestic auto leasing business, life insurance premiums and related investment income also increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in connection with the consolidation of Hartford Life Insurance K.K. (hereinafter, “HLIKK”), which we acquired on July 1, 2014. In addition, services income increased due to contributions from Robeco Groep N.V. (hereinafter, “Robeco”), which was acquired on July 1, 2013, and from other newly acquired and consolidated subsidiaries acquired as part of our private equity investments, as well as expansion in the environment and energy-related business. Sales of goods and real estate increased primarily due to contributions from newly acquired and consolidated subsidiaries and DAIKYO INCORPORATED (hereinafter, “DAIKYO”) which became a consolidated subsidiary on February 27, 2014. Furthermore, gains on investment securities and dividends increased due to the sale of shares of Monex Group Inc. On the other hand, finance revenues decreased compared to the same period of the previous fiscal year due to reduced gains from sales of installment loans and decreased yield in the installment loan business.

Total expenses increased 75% to ¥1,362,855 million compared to ¥779,544 million during the same period of the previous fiscal year. In line with the abovementioned revenue increases, costs of operating leases, life insurance costs, costs of goods and real estate sold and services expense also increased. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries and strong performance of fee business in the United States. Meanwhile, interest expense decreased compared to the same period of the previous fiscal year due to a decrease in funding costs.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year primarily due to the recognition of a gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”), which as a result of the sale became an equity method affiliate from a consolidated subsidiary. In addition, the HLIKK consolidation resulted in a bargain purchase gain in an amount representing the excess of fair value of the net assets acquired over the fair value of the consideration transferred.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 57% to ¥281,667 million compared to ¥179,111 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 58% to ¥186,724 million compared to ¥118,177 million during the same period of the previous fiscal year.

Starting from the third consolidated period, we have made changes in line items presented in the consolidated balance sheets and the consolidated statements of income. These changes aim to reflect fairly the changing revenues structure of the company, namely the increasing proportion of revenues from non-finance business, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. For instance, in the consolidated statements of income, revenues from transactions previously classified under “other operating revenues” and “revenues from asset management and servicing” have been reclassified into “services income,” a new line item that reflects the actual business transaction more accurately. In the consolidated balance sheets, while there are no major changes, “other operating assets” has been changed to “property under facility operations.” The consolidated financial statements in the previous fiscal year have been adjusted retrospectively to reflect these changes.

Going forward, considering the expected further growth of our non-finance business and further expansion of our investments both in Japan and abroad, we have decided to implement the aforementioned changes in certain line items presented in the consolidated financial statements beginning from the third consolidated period in order to increase usefulness of the consolidated financial statements for users. For details of the changes made to the consolidated financial statements, refer to the note in page 11.

Segment Information

Total segment profits for the third consolidated period increased 50% to ¥279,315 million compared to ¥185,824 million during the same period of the previous fiscal year. The Retail, Overseas Business, and Real Estate segments made significant profit contributions and the Maintenance Leasing and the Corporate Financial Services segments also displayed strong performance, while profits from the Investment and Operation segment decreased compared to the same period of the previous fiscal year.

Historically, when presenting operating results by segments, revenues from inter-segment transactions have not been included in the revenues of each segment. However, in line with the aforementioned changes in line items presented in the consolidated balance sheets and the consolidated statements of income, beginning from the third consolidated period we have decided to include revenues from inter-segment transactions into the revenues of each segment. Same changes have been made to the nine-month period ended December 31, 2013 retrospectively. Such revenues are insignificant in amount for all periods presented.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	17,974	18,661	687	4%

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	992,078	1,083,163	91,085	9%

In Japan, despite the negative impact on consumer spending and housing investment from the consumption tax hike that went into effect in April 2014, capital expenditures are expected to increase due to continued improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium enterprises (hereinafter, “SMEs”) in addition to large corporations, while the competition in the lending business continues to intensify.

While finance revenues decreased due to decreased average installment loan balances, the contribution from services income increased due primarily to robust fee business including solar panel and life insurance sales to domestic SMEs. As a result, segment profits increased compared to the same period of the previous fiscal year.

Segment assets increased compared to the end of the previous fiscal year due primarily to the inclusion of goodwill and other intangible assets recorded following the consolidation of Yayoi Co., Ltd., which we acquired on December 22, 2014, despite a decrease in investment in direct financing leases and installment loans.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	30,261	31,578	1,317	4%

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	622,009	675,839	53,830	9%

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s gradual economic recovery, despite the temporary negative impact of the consumption tax hike that went into effect in April 2014.

Operating leases revenues and finance revenues increased in line with the steady expansion of assets in the auto-business, and costs of operating leases and selling, general and administrative expenses increased in line with such increase in revenues. Segment profits increased compared to the same period of the previous fiscal year with an increase in profits driven by asset growth.

Segment assets increased compared to the end of the previous fiscal year due to steady increases in investment in operating leases and investment in direct financing leases primarily in the auto-business.

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	15,748	22,481	6,733	43%

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	962,404	877,763	(84,641)	(9%)

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. In the J-REIT market, property acquisitions are increasing, and we are also seeing sales of large-scale real estate and rising sales prices due to increased competition among buyers. Furthermore, large-scale real estate transactions by foreign investors are increasing.

Rental revenues, which are included in operating leases revenues and finance revenues decreased due to a decrease in asset balance. On the other hand, gains on sales of real estate under operating leases, which are included in operating leases revenues, increased. Segment profits increased compared to the same period of the previous fiscal year due to an increase in services income primarily due to solid performance by the facility operation business and increased fees from asset management.

Segment assets decreased compared to the end of the previous fiscal year primarily as a result of sales of rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	29,855	25,239	(4,616)	(15%)

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	565,740	604,856	39,116	7%

In the Japanese environment and energy-related business, even though the government is reassessing the renewable energy purchase program, the significance of renewable energy in the mid-long term is on the rise, with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2014 marked the fourth consecutive year of increase in the number of initial public offerings. This favorable capital markets environment is continuing into this fiscal year.

Segment profits decreased compared to the same period of the previous fiscal year due to a decrease in profit contribution from the loan servicing business and from DAIKYO. This decrease offsets increases in services income and sales of goods and real estate, both resulted from solid profit contributions from the newly acquired subsidiaries, the environment and energy-related business, and consolidation of DAIKYO.

Segment assets increased compared to the end of the previous fiscal year due to an increase in assets contributed by the newly acquired subsidiaries and also expansion in the environment and energy-related business, offsetting a decrease in installment loans in the loan servicing business.

Retail Segment: Life insurance, banking and the card loan business

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	39,622	96,570	56,948	144%

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	2,166,986	3,771,020	1,604,034	74%

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, loan demand is increasing due to improved consumer confidence resulting from Japan’s economic recovery, and consumer finance providers are enhancing their marketing activities accordingly.

Segment profits increased significantly compared to the same period of the previous fiscal year due to the recognition of gain on sale of shares of Monex Group Inc. and a bargain purchase gain resulting from the acquisition of HLIKK on July 1, 2014. In addition, an increase in finance revenues in the banking business and an increase in revenues driven by growth in the number of policies in force in the life insurance business also contributed to higher segment profits.

Segment assets increased significantly compared to the end of the previous fiscal year as a result of an increase in investment in securities being held by HLIKK which was acquired on July 1, 2014 in addition to an increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

		Nine-month period ended December 31, 2013	Nine-month period ended December 31, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	52,364	84,786	32,422	62%

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	1,972,138	2,268,578	296,440	15%

In the United States, with recovery in consumer spending and improvement in the job market, quantitative easing has ended, and uncertainty now centers on the timing of the Fed’s interest rate increase. Meanwhile, with new monetary easing measures being introduced in Europe, we are seeing dissimilarities among different countries’ monetary policies. Furthermore, with impacts of the Chinese economy slowing down and the sharp decline in oil prices, economic environments in each country are exhibiting signs of increased instability and imbalance.

Services income increased due to fee revenues contributed by business operations in the United States and by the asset management business of Robeco, which we acquired on July 1, 2013. Furthermore, we recognized a gain on sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary. Segment profits increased significantly compared to the same period of the previous fiscal year, offsetting an increase in selling, general, and administrative expenses in line with the increase in revenues.

Segment assets increased compared to the end of the previous fiscal year due to increases in installment loans and investment in securities in the United States despite a decrease in property under facility operations due to sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		As of March 31, 2014	As of December 31, 2014	Change	Year on Year Change
Total Assets	(millions of yen)	9,069,392	11,379,485	2,310,093	25%
(Segment Assets)		7,281,355	9,281,219	1,999,864	27%
Total Liabilities	(millions of yen)	6,921,037	9,010,737	2,089,700	30%
(Long- and Short-term Debt)		4,168,465	4,293,914	125,449	3%
(Deposits)		1,206,413	1,250,073	43,660	4%
Shareholders’ Equity	(millions of yen)	1,918,740	2,106,393	187,653	10%
Shareholders’ Equity Per Share	(yen)	1,465.31	1,609.68	144.37	10%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 25% to ¥11,379,485 million compared to ¥9,069,392 million at the end of the previous fiscal year. Investment in securities and other assets increased in conjunction with the acquisition of HLIKK. In addition, installment loans increased primarily in the United States. Meanwhile, investment in operating leases decreased due to sales of rental properties and aircraft and property under facility operations decreased as a result of STX Energy changing from a consolidated subsidiary to an equity-method affiliate. Segment assets increased 27% compared to the end of the previous fiscal year to ¥9,281,219 million.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances for variable annuity and variable life insurance contracts increased in connection with the consolidation of HLIKK.

Shareholders’ equity increased 10% to ¥2,106,393 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2015

In the third consolidated period, considering the significant increases in total revenues and net income attributable to ORIX Corporation shareholders compared to the same period in the previous fiscal year, and both of which have reached over 80% progress towards the annual targets, we have decided to revise the consolidated full year target for the fiscal year ending March 31, 2015.

The initial target for total revenues of ¥1,800,000 million (up 36.5% year on year) announced at the beginning of this fiscal year is revised upward by ¥300,000 million to ¥2,100,000 million. The initial target for net income attributable to ORIX Corporation shareholders of ¥210,000 million (up 12.4 % year on year) announced at the beginning of this fiscal year is revised upward by ¥5,000 million to ¥215,000 million.

The reasons for the upward revision of full year targets are primarily attributed to the greater than expected revenue contributions from Robeco, HLIKK, and other consolidated subsidiaries newly acquired. Other factors include the large gains on sales of securities resulted during the second consolidated period, bargain purchase gains resulted in the consolidation of HLIKK, and also solid performances by each segment in the third consolidated period.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet customer needs, including environment and energy-related demands. Furthermore, we anticipate the Japanese government’s growth strategy will open up business opportunities in new areas, and the segment aims to actively embrace any such opportunities.

The Maintenance Leasing segment aims to increase new business volume and expand high value-added services in the automobile business and capture demand in growth areas and expand peripheral services in the rental business. The segment aims to achieve stable profits from its existing businesses, and at the same time, aims to further expand its market share and develop new markets in both the automobile and rental businesses.

The Real Estate segment aims to enhance its stable revenue base by promoting its facility operation and asset management businesses while continuing to turnover assets by taking advantage of the favorable business environment.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy-related business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on its loan servicing expertise. In particular, in the renewable energy field, the segment is considering expanding its investment targets to include businesses, including geothermal and wind power generation in addition to continuing its focus on sales of solar panels and mega-solar business.

The Retail segment aims to increase card loan balances via the consolidated management of ORIX Bank and ORIX Credit. Additionally, the segment aims to expand the scale of the life insurance business by enhancing the agency network and increasing sales of first sector products in addition to the third sector products.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States and expansion of its leasing asset balance and further business diversification in Asia. In addition, the segment seeks to strengthen global business base and to increase the Group’s services income by expanding Robeco’s AUM.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in ORIX Corporation’s annual report on the Form 20-F for the fiscal year ended March 31, 2014, submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

On July 1, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a wholly owned subsidiary of the Company, completed the acquisition of the entire issued shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, etc.), from The Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a wholly owned second-tier subsidiary of The Hartford Financial Services Group, Inc. in order to enhance ORIX Life Insurance’s capital strength and improve the soundness of its operations with the aim of accelerating its future growth. As a result, HLIKK has become a consolidated subsidiary of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014.

In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

This Update does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the nine months ended December 31, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2014 and December 31, 2014)

(Unaudited)

		(millions of yen)

Assets	March 31, 2014	December 31, 2014

Cash and Cash Equivalents	827,299	784,208
Restricted Cash	86,690	100,041
Investment in Direct Financing Leases	1,094,073	1,189,905
Installment Loans	2,315,555	2,443,419
(The amounts of ¥12,631 million as of March 31, 2014 and ¥8,958 million as of December 31, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(80,286)
Investment in Operating Leases	1,375,686	1,347,493
Investment in Securities	1,214,576	2,891,647
(The amounts of ¥11,433 million as of March 31, 2014 and ¥19,400 million as of December 31, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	295,863	259,850
Investment in Affiliates	314,300	397,102
Trade Notes, Accounts and Other Receivable	180,466	243,861
Inventories	136,105	131,971
Office Facilities	126,397	128,837
Other Assets	1,187,178	1,541,437
(The amount of ¥44,715 million as of December 31, 2014 is measured at fair value by electing the fair value option under ASC 825.)

Total Assets	9,069,392	11,379,485

Liabilities and Equity
Short-Term Debt	309,591	308,061
Deposits	1,206,413	1,250,073
Trade Notes, Accounts and Other Payable	275,451	278,570
Policy Liabilities and Policy Account Balances	454,436	2,256,297
(The amount of ¥1,439,345 million as of December 31, 2014 is measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	299,509	346,642
Long-Term Debt	3,858,874	3,985,853
Other Liabilities	516,763	585,241

Total Liabilities	6,921,037	9,010,737

Redeemable Noncontrolling Interests	53,177	66,104

Commitments and Contingent Liabilities
Common Stock	219,546	220,051
Additional Paid-in Capital	255,449	254,810
Retained Earnings	1,467,602	1,623,764
Accumulated Other Comprehensive Income	2	34,283
Treasury Stock, at Cost	(23,859)	(26,515)

Total ORIX Corporation Shareholders’ Equity	1,918,740	2,106,393

Noncontrolling Interests	176,438	196,251

Total Equity	2,095,178	2,302,644

Total Liabilities and Equity	9,069,392	11,379,485

	March 31, 2014	December 31, 2014
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	38,651	44,277
Defined benefit pension plans	(6,228)	(18,308)
Foreign currency translation adjustments	(31,987)	9,575
Net unrealized losses on derivative instruments	(434)	(1,261)

	2	34,283

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2013 and 2014)

(Unaudited)

	(millions of yen)

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2014
Revenues :
Finance revenues	146,750	139,328
Gains on investment securities and dividends	19,431	37,955
Operating leases	248,937	278,224
Life insurance premiums and related investment income	112,954	276,112
Sales of goods and real estate	82,755	294,676
Services income	328,059	547,725

Total Revenues	938,886	1,574,020

Expenses :
Interest expense	63,391	54,856
Costs of operating leases	161,352	177,693
Life insurance costs	77,618	225,299
Costs of goods and real estate sold	76,358	264,439
Services expense	166,843	299,644
Other (income) and expense, net	(19,508)	8,646
Selling, general and administrative expenses	224,511	304,186
Provision for doubtful receivables and probable loan losses	9,506	6,264
Write-downs of long-lived assets	17,104	15,512
Write-downs of securities	2,369	6,316

Total Expenses	779,544	1,362,855

Operating Income	159,342	211,165

Equity in Net Income of Affiliates	15,133	14,194
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	4,636	20,226
Bargain Purchase Gain	0	36,082

Income before Income Taxes and Discontinued Operations	179,111	281,667

Provision for Income Taxes	62,322	85,504

Income from Continuing Operations	116,789	196,163

Discontinued Operations:
Income from discontinued operations, net	11,636	463
Provision for income taxes	(4,496)	(166)

Discontinued operations, net of applicable tax effect	7,140	297

Net Income	123,929	196,460

Net Income Attributable to the Noncontrolling Interests	3,050	6,392

Net Income Attributable to the Redeemable Noncontrolling Interests	2,702	3,344

Net Income Attributable to ORIX Corporation Shareholders	118,177	186,724

Note : 1:	Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:	Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the nine months ended December 31, 2014 have reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the nine months ended December 31, 2014.

3:	Certain line items presented in the condensed consolidated balance sheets and the condensed consolidated statements of income have been changed as follows starting from the three months ended December 31, 2014. Corresponding to these changes, the presented amounts in the condensed consolidated balance sheets and the condensed consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for the third consolidated period of this fiscal year.

(Condensed Consolidated Balance Sheets)

•	“Other Operating Assets” has been changed to “Property under Facility Operations.” Along with this change, a part of the assets has been reclassified into “Other Assets.”

•	“Trade Notes, Accounts and Other Receivable” previously included in “Other Receivables” has separately been presented.

•

“Time Deposits,” a part of assets previously included in “Other Operating Assets,” a part of assets previously included in “Other Receivables” and “Prepaid Expenses” have been presented as “Other Assets.”

•	“Trade Notes, Accounts and Other Payable” previously included in “Trade Notes, Accounts Payable and Other Liabilities” has separately been presented.

•	“Accrued Expenses,” “Security Deposits” and certain liabilities previously classified as “Trade Notes, Accounts Payable and Other Liabilities” have been presented as “Other Liabilities.”

(Condensed Consolidated Statements of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”

•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”

•

“Real estate sales” and “Sales of goods” have been reclassified and combined into “Sales of goods and real estate”. “Costs of real estate sales” and “Costs of goods sold” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related those were previously classified under “Other operating revenues” and “Other operating expenses,” as well as part of expenses previously classified under “Selling, general and administrative expenses,” have been reclassified and combined into “Other (income) and expense, net.”

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2013 and 2014)

(Unaudited)

		(millions of yen)

	Nine Months ended December 31, 2013	Nine Months ended December 31, 2014
Net Income :	123,929	196,460

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	9,865	6,603
Net change of defined benefit pension plans	(492)	(13,277)
Net change of foreign currency translation adjustments	39,209	55,877
Net change of unrealized gains (losses) on derivative instruments	1,657	(890)
Total other comprehensive income	50,239	48,313

Comprehensive Income	174,168	244,773

Comprehensive Income Attributable to the Noncontrolling Interests	13,116	11,139

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	7,871	12,725

Comprehensive Income Attributable to ORIX Corporation Shareholders	153,181	220,909

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

					(millions of yen)

	Nine Months ended December 31, 2013		Nine Months ended December 31, 2014		March 31, 2014	December 31, 2014
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	57,732	17,974	61,069	18,661	992,078	1,083,163
Maintenance Leasing	188,759	30,261	198,246	31,578	622,009	675,839
Real Estate	153,594	15,748	147,208	22,481	962,404	877,763
Investment and Operation	121,356	29,855	428,816	25,239	565,740	604,856
Retail	155,429	39,622	335,252	96,570	2,166,986	3,771,020
Overseas Business	274,934	52,364	406,545	84,786	1,972,138	2,268,578

Segment Total	951,804	185,824	1,577,136	279,315	7,281,355	9,281,219

Difference between Segment Total and Consolidated Amounts	(12,918)	(6,713)	(3,116)	2,352	1,788,037	2,098,266

Consolidated Amounts	938,886	179,111	1,574,020	281,667	9,069,392	11,379,485

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:	For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	From the three-month period ended December 31, 2014, inter-segment transactions have been included in segment revenues, and eliminations of inter-segment transactions have been included in difference between segment total and consolidated amounts. As a result of the foregoing, we have reclassified the segment information for the previous third consolidated period.

2. Geographic Information

					(millions of yen)

	Nine Months Ended December 31, 2013
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	675,129	95,824	189,253	(21,320)	938,886
Income before Income Taxes*1	120,826	37,702	32,219	(11,636)	179,111

					(millions of yen)

	Nine Months Ended December 31, 2014
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	1,163,635	148,719	263,880	(2,214)	1,574,020
Income before Income Taxes*1	193,951	24,393	63,786	(463)	281,667

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the nine months ended December 31, 2013 and the nine months ended December 31, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥39,163 million in Americas and ¥33,854 million in Other for the nine months ended December 31, 2013, and ¥73,418 million in Americas and ¥72,361 million in Other for the nine months ended December 31, 2014.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There is no corresponding item.